BC FORM 51-101

YEAR END REPORT

INCORPORATED AS PART OF SCHEDULES F1 AND F3

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 476 2717

ISSUER FACSIMILE NUMBER:	(644) 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(644) 476-2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER & YEAR ENDED:	December 31, 2003

DATE OF REPORT:	April 8, 2004

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	04/04/08
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

“Peter Tapper”	Peter Tapper	04/04/08
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

“David Bennett”	David Bennett	04/04/08
CEO’S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

“Nigel Robinson”	Nigel Robinson	04/04/08
CFO’S SIGNATURE	PRINT FULL NAME	DATESIGNED(YY/MM/DD)

SCHEDULE F1 – Statement of Reserves Data and Other Information

1. Date of Statement

This statement is dated as at December 31,2003 and is effective from that date. The preparation date of this reserve information is February 24, 2004.

2. Disclosure of Reserves Data

Austral Pacific Energy Ltd Reserve Data (Constant Price)
	Remaining Reserves			Net Present Values
		Company	Company	At 0%	At 10%
	Gross	Gross	Net	M$	M$
Pipeline Gas (MMcf)
New Zealand - Proved Undeveloped	2,465	1,109	1,054	2,574	2,264

Total	2,465	1,109	1,054	2,574	2,264

Condensate (Mbbl)
New Zealand - Proved Undeveloped	50.9	22.9	21.8	c	c

Total	50.9	22.9	21.8	c	c

c Values included in gas reserves.

Austral Pacific Energy Ltd Reserve Data (Forecast Case)
	Remaining Reserves			Net Present Values
		Company	Company	At 0%	At 5%	At 10%	At 15%
	Gross	Gross	Net	M$	M$	M$	M$
Pipeline Gas (MMcf)
New Zealand - Proved Undeveloped	2,465	1,109	1,054	2,511	2,348	2,207	2,085

New Zealand - Probable	1,916	862	780	1,904	1,618	1,397	1,223

Total	4,381	1,971	1,834	4,415	3,966	3,604	3,308

Condensate (Mbbl)
New Zealand - Proved Undeveloped	50.9	22.9	21.8	c	c	c	c

New Zealand - Probable	39.0	17.5	16.2

Total	89.9	40.4	38	c	c	c	c

3. Pricing Assumptions

There is no benchmark reference price for pipeline gas in New Zealand as there is no tradeable market for pipeline gas. Prices are based on agreed contracts. The pipeline gas pricing has been based on the gas sale agreement with NGC New Zealand Ltd.

The condensate pricing is based on a Sproule’s Tapis oil price schedule derived by deducting $US0.75 per barrel from Sproule’s WTI oil price forecasts, in effect on January 1, 2004.

The Company’s 2003 weighted average crude oil selling price for US$28.54 per barrel.

4. Reserves Reconciliation

Austral Pacific Energy Ltd Reserve Reconciliation
	Remaining Reserves as at		Remaining Reserves as at
	December 31, 2003 (a)		December 31, 2002
		Company		Company
	Gross	Gross	Gross	Gross
Pipeline Gas (MMcf)
New Zealand - Proved	2,465	1,109	99	5

New Zealand - Probable	1,916	862	1,250	63

Total	4,381	1,971	1349	67

Condensate (Mbbl)
New Zealand - Proved	50.9	22.9	481.0	24.1

New Zealand - Probable	39.0	17.5	476.0	23.8

Total	89.9	40.4	957	47.85

(a) The 2003 proven and probable reserves are currently undeveloped

5. Additional Information Relating to Reserves Data

Undeveloped Reserves

The current New Zealand undeveloped reserves were drilled in November 2002. A review of the development options available was completed, with the development and sale of gas contract being signed with NGC Holdings in January 2004. It is anticipated that the development will come on stream in mid-2004.

6. Other Oil and Gas Information

6.1 Oil and Gas Properties and Wells

There is only one current undeveloped property that is due come on stream in mid-2004. The property has taken time to develop due to the need to establish a pipeline for the sale of the gas, which is being developed by NGC.

6.2 Properties With No Attributed Reserves

Refer to BC Form 51-901F schedules B and C for information pertaining to individual permit areas.

6.3 Forward Contracts

The gas from the undeveloped reserve has been sold under a prepaid gas contract – refer to Note 12 Prepaid Gas Agreement in the Company’s Consolidated Financial Statements for the year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

6.4 Additional Information Concerning Abandonment and Reclamation Costs

The Company’s abandonment and reclamation costs are ascertained by estimating the current costs using current techniques to fulfil the current obligations in regard to wells that are currently under appraisal or pending development.

At December 31, 2003 the Company was party to joint ventures that have an obligation to “plug and abandon” a total of 3 wells and restoration costs on an additional 2 well sites. The Company has recognised a total of US$155,926 in the Company’s Consolidated Financial Accounts for the year ended December 31, 2003 filed as Schedule A of BC Form 51-910F. Of this balance US$123,426 has not been deducted as abandonment and reclamation costs in estimating the future net revenue. This US$123,426 relates to wells that are still under appraisal or well site that require restoration in the near future.

6.5 Tax Horizon

The Company currently does not see income taxes becoming payable in the foreseeable future.

6.6 Costs Incurred

Refer to Note 4 Oil and Gas Properties in the Company’s Consolidated Financial Statements for the year ended December 31, 2003 filed as Schedule A of BC Form 51-901F.

6.7 Exploration and Development Activities

Refer to BC Form 51-901F schedules B and C for information pertaining to individual permit areas.

6.8 Production Estimates

Kahili –1A is the Company’s only producing well.

2004 production volume estimates for pipeline gas are 370 MMcF (Company Net) and for Condensate are 15.8MBBL (Company Net). These volumes were based on a scheduled start date of April 1, 2004. The scheduled start date, subsequently to the completion of the reserves evaluation has been delayed to June 30,2004.

6.9 Production History

Refer to BC Form 51-901F Schedule C for information pertaining to production types and volume.

SCHEDULE F3 – Report of Management and Directors

With reference to Form 51-101F1 and the report filed concurrently with this filing as Form 51-101F2:

Management Responsibility For Content & Filing

The Company’s management was responsible for the content and filing of Form 51-101F1 and for the filing of Form 51-101F2.

Role of the Board

The Board of Directors of the Company, in accordance with National Instrument 51-101 section 3.4, has:

(a)	reviewed the Company’s procedures for disclosure of information on oil and gas activities, including compliance with the requirements and restrictions of NI 51-101;

(b)
delegated responsibility to a reserves committee, consisting of 3 independent directors, which committee reviewed the appointment of the independent qualified reserves evaluator to report on the Company’s reserves data, the Company’s procedures for providing information to the evaluator and met with management and the evaluator to review the reserves data and the report of the evaluator;

(c)	reviewed and approved the content and filing of Form 51-101F1, the filing of Form 51-101F2 and the content and filing of this Form 51-101F3.